

October 1, 2009

By U.S. mail and facsimile to (212) 859-7354

Ms. Beihong Linda Zhang, Executive Vice President and Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

> **RE: Fushi Copperweld, Inc.**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 1-33669**

Dear Ms. Zhang:

We have reviewed your filing above and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 7

1. We have read your response to comment 1. You state on page 7 that the accompanying consolidated financial statements include the financial statements of Fushi and its wholly owned subsidiaries, Fushi Holdings, Fushi International, Copperweld, Copperweld UK and its "100% variable interest entity Dalian Fushi." You also state that the Company has concluded that Dalian Fushi is a VIE and that the Company is the primary beneficiary and that under the requirements of FIN 46R, the Company consolidated the financial statements of Dalian Fushi. Please tell us what a 100% VIE is and the percentage of this VIE that you actually own. Please provide your analysis of how you satisfy the consolidation requirements of FIN 46R. Your analysis should (1) clearly identify which of the conditions in paragraph 5 of FIN 46R that Dalian Fushi meets, (2) your calculation that demonstrates the amount of the equity investment at risk necessary to permit an entity to finance its activities without additional subordinated financial support pursuant to paragraphs 9 and 10, (3) support your conclusion that you are the primary beneficiary pursuant to paragraph 14 of FIN 46R. Specifically, your analysis should provide your calculation that

demonstrates that you will absorb a majority of each entity's expected losses, receive a majority of each entity's expected residual returns, or both, as illustrated in Appendix A.

Management's Discussion and Analysis, page 48

Overview, page 49

2. We have read your response to comment 4. Please clarify the disclosure in future filings since the language on page 51 states that the $9.1 million increase relates to the most recent three month period, when in fact the cash flows in the most recent three month period decreased.

Results of Operations, page 52

3. We have read your response to comment 5. We had asked you to tell us the extent to which the underabsorption of manufacturing overhead impacted operating income and gross margin in the US segment for the quarter. However, this information has not been provided to us. If the impacts are not material, so state.

Liquidity and Capital Resources, page 70

4. We have read your response to comment 6. Please tell us why the $6.3 million in intracompany loans made during the six months ended June 30, 2009 are not reflected as a financing activity in the Schedule I Statement of Cash Flows. If the net intercompany payables that are classified in operating activities are actually loans, then please tell us why classification within financing activities is not appropriate.

Critical Accounting Policies, page 74

5. As previously requested, please clarify how you determined that you did not have two reporting segments in prior periods.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief